Exhibit 99-1

Press Release	Media contact
Christine Peters
T +49 160 60 66 770
christine.peters@freseniusmedicalcare.com

Contact for analysts and investors
Dr. Dominik Heger
T +49 6172 609 2601
dominik.heger@freseniusmedicalcare.com

www.freseniusmedicalcare.com

Fresenius Medical Care appoints Charles Hugh-Jones as Global Chief Medical Officer and member of the Management Board

•	Effective January 1, 2026, Charles Hugh-Jones will join the Management Board as Global Chief Medical Officer

•	As part of a planned transition Franklin W. Maddux will retire by year end

Bad Homburg (December 10, 2025) – The Supervisory Board of Fresenius Medical Care, the world’s leading provider of products and services for individuals with renal disease, has appointed Charles Hugh-Jones, MD, FRCP (56) as a member of the Management Board, effective January 1, 2026. Mr. Hugh-Jones will serve as Global Chief Medical Officer.

Mr. Hugh-Jones will succeed Franklin (Frank) W. Maddux, MD (68) as part of a planned transition after Mr. Maddux informed the Supervisory Board of his intention to retire.

Mr. Hugh-Jones most recently served as CEO of Volastra Therapeutics from its inception as a discovery-stage startup to a clinical-stage biotech company, advancing novel oncology assets. Prior to Volastra, he served as Chief Medical Officer at Allergan – later acquired by AbbVie –, overseeing global medical operations and leading major product launches across multiple therapeutic areas. He also held senior leadership roles at Pfizer and Sanofi, driving innovation in chronic disease care, diabetes, cardiovascular and other therapeutic areas. Mr. Hugh-Jones holds an MD from Charing Cross and Westminster Medical School, University of London, and is a Fellow of the Royal College of Physicians of the UK.

Page 1/2

Michael Sen, Chairman of the Supervisory Board, commented: “We welcome Charles Hugh-Jones to the Management Board of Fresenius Medical Care. His expertise, experience and recognition as a leader in the medical area will be key to fostering Fresenius Medical Care´s leadership position in the renal area. We are delighted that we found such a capable successor.” Michael Sen added: “On behalf of the entire Supervisory Board, I would like to express my sincere appreciation to Frank for his excellent work and commitment over the past years. We wish him all the best for his retirement.”

Helen Giza, CEO and Chair of the Management Board, said: “The Management Board is further strengthened by Charles’ broad corporate experience and clinical leadership. He brings a fresh vantage point that reinforces our strength in renal care while pushing us to think wider and more creatively about the future of patient care. I would like to thank Frank for his dedication and contributions, which have left a lasting impact on our company. We wish him a very happy retirement and sincerely thank him for his outstanding service.”

Charles Hugh-Jones said: “I am excited to join Fresenius Medical Care at a time when the company is about to set a new standard of kidney care in the U.S. with the rollout of the 5008X CAREsystem and continues to lead kidney care worldwide. The Global Medical Office will play an important role in advancing kidney care for patients and their families.”

About Fresenius Medical Care:

Fresenius Medical Care is the world's leading provider of products and services for individuals with renal diseases of which around 4.2 million patients worldwide regularly undergo dialysis treatment. Through its network of 3,628 dialysis clinics, Fresenius Medical Care provides dialysis treatments for approx. 294,000 patients around the globe. Fresenius Medical Care is also the leading provider of dialysis products such as dialysis machines or dialyzers. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME) and on the New York Stock Exchange (FMS).

For more information visit the Company’s website at www.freseniusmedicalcare.com.

Disclaimer:

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to various factors, including, but not limited to, changes in business, economic and competitive conditions, legal changes, regulatory approvals, results of clinical studies, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care does not undertake any responsibility to update the forward-looking statements in this release.

Page 2/2